Exhibit 99.1

May 19, 2017

Conflicts Committee of the Board of Directors

WPT GP, LLC

8235 Forsyth Blvd., Suite 400

Clayton, MO 63105

Dear Members of the Conflicts Committee:

On April 3, 2017, World Point Terminals, Inc. (“WPT Inc.”) submitted to the Board of Directors (the “Board”) of WPT GP, LLC (the “General Partner”), the general partner of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), a preliminary non-binding proposal (the “Original Proposal”) to acquire all of the common units representing limited partner interests in the Partnership (the “Common Units”) not already owned by WPT, Inc. or its affiliates (the “Proposed Transaction”), upon the principal terms and subject to the conditions described in the Original Proposal.

Upon consideration of your response to the Original Proposal, the Board of Directors of WPT, Inc. (the “WPT Board”), acting upon the recommendation of the special committee formed by the WPT Board to consider the Proposed Transaction (the “Special Committee”), has determined to submit this revised proposal (this “Revised Proposal”) setting forth the principal terms and conditions upon which WPT, Inc. would be prepared to move forward with the Proposed Transaction.

1.       Transaction Structure; Offer Price. It is intended that the Proposed Transaction will be structured as a two-step transaction pursuant to which (a) WPT, Inc. or one of its affiliates will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Common Units not already beneficially owned by WPT, Inc. or its affiliates, at a price per Common Unit equal to $17.30 (the “Offer Price”), net to the unitholder in cash, without interest, and (b) immediately following the consummation of the Offer, the General Partner will assign to WPT, Inc. the right to purchase all of the remaining Common Units not tendered pursuant to the Offer pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the “Partnership Agreement”), and, within a reasonable time following such assignment, WPT, Inc. will exercise the right to purchase all of such Common Units pursuant to Section 15.1(a) of the Partnership Agreement (the “Buyout”), at a price per Common Unit equal to the Offer Price, net to the unitholder in cash, without interest, upon the terms and subject to the conditions set forth in this Revised Proposal.

2.       Quarterly Distributions. The Offer Price is a net amount of cash, without adjustment, including any adjustment for a pro rata quarterly distribution for the quarter in which the Offer is completed. In the Transaction Agreement, WPT, Inc. will agree that, until the closing date of the Buyout or the termination of the agreement prior to completion of the Buyout, the Board will, subject to compliance with applicable law, cause the Partnership to continue to pay the regular quarterly cash distributions to unitholders, at the minimum quarterly distribution rate of $0.30 per Unit, as set forth in the Partnership Agreement. However, WPT, Inc. expects to consummate the Proposed Transaction in a timely manner, and will limit any potential extensions to the Offer accordingly, such that the unitholders tendering their Common Units pursuant to the Offer or selling their Common Units in the Buyout would have sold their Common Units before the expected record date for the quarterly cash distribution with respect to the second quarter of 2017. Accordingly, if the Proposed Transaction is consummated, WPT, Inc. does not expect that the quarterly cash distribution with respect to the second quarter of 2017 will become payable to the non-affiliated unitholders.

3.       Purchaser. It is intended that WPT, Inc. will purchase the Common Units pursuant to the Proposed Transaction. As of the date hereof, WPT, Inc. and its affiliates collectively own approximately 73.6% of the total number of issued and outstanding Common Units. WPT, Inc. and its affiliates are currently interested only in pursuing the Proposed Transaction and are not interested in selling their Common Units in any other transaction involving the Partnership.

4.       Conditions. The consummation of the Proposed Transaction would be subject to customary conditions, including the receipt of any necessary regulatory approvals and the absence of a material adverse effect on the Partnership. In addition, WPT, Inc.’s obligation to consummate the Offer and accept and pay for any Common Units tendered pursuant to the Offer would be subject to the following conditions:

(a)       the number of Common Units tendered pursuant to the Offer (and not withdrawn prior to the expiration of the Offer) shall represent, together with the Common Units then owned by WPT, Inc. and its affiliates, more than 80% of the total number of Common Units then outstanding; and

(b)       the Offer Price shall not be less than an amount equal to the greater of (i) the average trading price of the Common Units during the 20-day trading period preceding the date that is three business days prior to the date on which notice of the Buyout is given by WPT, Inc. and (ii) the highest price paid by WPT, Inc. or its affiliates for any Common Units purchased within the preceding 90-day period, for any reason, including, among other things, as a result of any increase in the trading price of the Common Units on the New York Stock Exchange that occurs after the date hereof.

5.       Sources of Funds. It is intended that the Proposed Transaction will be funded from existing cash and the proceeds of sales of marketable securities on hand or committed borrowings of WPT, Inc. and its affiliates. The Proposed Transaction would not be subject to any financing condition.

6.       Confidentiality. We intend to promptly file an amendment to our Schedule 13D originally filed with the Securities and Exchange Commission on March 26, 2015, as amended on July 1, 2016 and April 4, 2017, to disclose this Revised Proposal. However, we expect that our discussions with respect to the Proposed Transaction will continue to proceed in a confidential manner, unless otherwise required by applicable law or regulation, until we have executed definitive documentation or terminated our discussions regarding the Proposed Transaction.

7.       Timeline. We would like to reiterate our willingness and desire to engage in friendly and productive discussions with the Conflicts Committee and its advisors regarding the Proposed Transaction. We are hopeful that we can promptly negotiate and finalize the Transaction Agreement (a draft of which we have previously provided to your advisors) to incorporate the foregoing terms and complete other definitive documentation in connection with the Proposed Transaction and announce the Proposed Transaction by May 26, 2017. We anticipate that we would commence the Offer promptly thereafter.

8.       No Binding Commitment. This Revised Proposal does not constitute a binding offer or agreement, or a commitment to make a binding offer or enter into a binding agreement at any point in the future, nor does it create any binding rights or obligations in favor of any person. This Revised Proposal is a preliminary indication of interest by WPT, Inc. and its affiliates and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction. The parties will be bound only upon the execution of mutually acceptable definitive documentation.

9.       Best and Final Offer. This Revised Proposal has been approved by the Special Committee and is our best and final offer in connection with the Proposed Transaction.

Please let us know at your earliest opportunity if you are prepared to move forward with the Proposed Transaction on the basis described in this Revised Proposal. If you have any questions regarding this Revised Proposal, please do not hesitate to contact us. We look forward to your prompt response.

Very truly yours,

WORLD POINT TERMINALS, INC.

By:	/s/ Jonathan Q. Affleck
Name: Jonathan Q. Affleck
Title: Chief Financial Officer